UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8F/A
APPLICATION FOR DEREGISTRATION OF CERTAIN
REGISTERED INVESTMENT COMPANIES
I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
☑ Merger

☐ Liquidation

☐ Abandonment of Registration
(Note: Abandonment’s of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐ Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund:
Van Kampen Strategic Growth Fund
3.	Securities and Exchange Commission File No.:
811-02424
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☐ Initial Application ☑ Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
522 Fifth Avenue New York, New York 10036
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Stefanie Chang Yu 522 Fifth Avenue New York, New York 10036 (212) 296-6990

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Van Kampen Asset Management Attn: Chief Financial Officer 1 Parkview Plaza Oakbrook Terrace, Illinois 60181-5555 (630) 684-6000

or

Van Kampen Asset Management 522 Fifth Avenue New York, New York 10036 800-421-5666

or

Van Kampen Funds Inc. 522 Fifth Avenue New York, New York 10036 800-421-5666

or

Van Kampen Investor Services Inc. P.O. Box 219286 Kansas City, Missouri 64121-9286 800-847-2424

or

State Street Bank and Trust Company One Lincoln Street Boston, Massachusetts 02111 617-786-3000

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☑ Management company;

☐ Unit investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):
☑ Open-end ☐ Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:
Van Kampen Asset Management 522 Fifth Avenue New York, New York 10036
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
N/A
13.	If the fund is a unit investment trust (“UIT”) provide: N/A
(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes ☑ No
If Yes, for each UIT state:
Name(s):

File No.: 811-

Business Address:
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☑ Yes ☐ No
If Yes, state the date on which the board vote took place:
The Board of Trustees of the Fund approved the reorganization of the Fund on September 18, 2007.
If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment or Registration?
☑ Yes ☐ No
If Yes, state the date on which the shareholder vote took place:

The shareholder vote approving the reorganization of the Fund took place on July 22, 2008.
If No, explain:
II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☑ Yes ☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions:

Close of Business on August 22, 2008

(b)	Were the distributions made on the basis of net assets?
☑ Yes ☐ No
(c)	Were the distributions made pro rata based on the share of ownership?
☑ Yes ☐ No
(d)	If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

The common shares of Van Kampen Strategic Growth Fund (the “Target Fund”) were converted into common shares of Van Kampen Capital Growth Fund (the “Acquiring Fund”) at a ratio of 3.718425-to-1 for Class A Shares, 3.298065-to-1 for Class B Shares, 3.372713-to-1 for Class C Shares, 3.762448-to-1 for Class I Shares and 3.678876-to-1 for Class R Shares. The exchange ratio was calculated by dividing the 8/22/08 NAV of the Target Fund by the 8/22/08 NAV of the Acquiring Fund.

(e)	Liquidations only: N/A

Were any distributions to shareholders made in kind?
☐ Yes ☐ No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities?
☐ Yes ☐ No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?
☑ Yes ☐ No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes ☑ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☐ Yes ☑ No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form was filed?

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?
☐ Yes ☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes ☑ No
If Yes,
(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay those outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $100,000

(ii)	Accounting expenses: $5,000

(iii)	Other expenses (list and identify separately):
Mailing expenses: $3,179,678 Printing expenses: $505,301 Pension expenses: $14,833
(iv)	Total expenses (sum of lines (i)-(iii) above): $3,804,812
(b)	How were those expenses allocated?

The expenses of the Merger were allocated based in proportion to each Fund’s projected declines in total annual operating expenses as a result of the Merger. The Target Fund was projected to experience 100% of the declines in total operating expenses of the Merger, and thus the Target Fund was allocated 100% of the Merger expenses.

The Board of Trustees of each Fund and management agreed to limit the allocation of Merger expenses to each Fund based on a maximum payback period of two years. To the extent that the expenses of the Merger exceed such amount, the additional expenses of the Merger would have been borne by the Fund’s investment adviser, however this was not necessary as the payment of expenses of the Merger by the Target Fund did not exceed the maximum payback period.

(c)	Who paid those expenses?

The Target Fund, Van Kampen Strategic Growth Fund ($3,804,812); the Acquiring Fund, Van Kampen Capital Growth ($0); and the Fund’s investment adviser, Van Kampen Asset Management ($0).

(d)	How did the fund pay for unamortized expenses (if any)?

None

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
☐ Yes ☑ No
If Yes, cite the release numbers of the Commission’s notice and order, or if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes ☑ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes ☑ No
If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
Van Kampen Capital Growth Fund
(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-1792
(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
File No. 333-147327, Form N-14AE, filed November 13, 2007.
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION
     The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Van Kampen Strategic Growth Fund, (ii) she is the Vice President and Secretary of Van Kampen Strategic Growth Fund and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N8-F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

VAN KAMPEN STRATEGIC GROWTH FUND
By:	/s/ Stefanie Chang Yu
Stefanie Chang Yu
Vice President and Secretary